Exhibit 12.1

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Six Months Ended
	June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Consolidated net earnings (loss) from continuing operations	$491,572	$739,284	$229,529	$(106,397)	$(274,944)	$(1,605,355)
Add (Deduct):
Fixed charges	177,137	382,210	458,285	572,108	529,798	518,399
Capitalized interest	(32,772)	(61,457)	(67,955)	(53,397)	(52,651)	(53,661)
Earnings from unconsolidated entities, net	(72,826)	(134,288)	(97,220)	(31,676)	(59,935)	(23,678)
Distributed income from equity entities	64,083	117,937	68,618	34,945	72,976	27,404
Income tax expense (benefit)	6,742	(25,656)	106,733	3,580	1,776	(30,499)
Earnings (loss), as adjusted	$633,936	$1,018,030	$697,990	$419,163	$217,020	$(1,167,390)
Fixed charges:
Interest expense	$137,663	$308,885	$379,327	$505,215	$466,571	$461,166
Capitalized interest	32,772	61,457	67,955	53,397	52,651	53,661
Portion of rents representative of the interest factor	6,702	11,868	11,003	13,496	10,576	3,572
Total fixed charges	$177,137	$382,210	$458,285	$572,108	$529,798	$518,399
Ratio of earnings (loss), as adjusted, to fixed charges	3.6	2.7	1.5	(a)	(a)	(a)

(a)

The loss from continuing operations for 2012, 2011 and 2010 included impairment charges of $269.0 million, $147.7 million and $1.1 billion, respectively, that are discussed in our Annual Report on Form 10-K. Our fixed charges exceed our earnings (loss), as adjusted, by $152.9 million, $312.8 million and $1.7 billion for the years ended December 31, 2012, 2011 and 2010, respectively.